Date of Filing      November 30, 2000                                            File No.                   .

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form U5A

Notification of Registration

Filed Under Section 5(a) of the
Public Utility Holding Company Act of 1935

By

WGL Holdings, Inc.
1100 H Street, N.W.
Washington, D.C. 20080

NOTIFICATION OF REGISTRATION

The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof.

1.   Exact name of registrant:

            WGL Holdings, Inc.

2.   Address of principal executive offices :

             1100 H Street, N.W.
            Washington, D.C. 20080

3.   Name and address of officer to whom notices and communications should be addressed:

             Mr. Douglas V. Pope
             Corporate Secretary
             1100 H Street, N.W.
             Washington, D.C. 20080

4.   Submit for registrant and each subsidiary company thereof:

Name of Company (a)	Organization (b)	State of Organization (c)	Type of Business (d)
WGL Holdings, Inc.	Corporation	Virginia	Regulated holding company
Washington Gas Light Company	Corporation	Virginia and the District of Columbia	Regulated natural gas distribution utility
Hampshire Gas Company	Corporation	West Virginia	Underground gas storage operator
Washington Gas Resources Corp.	Corporation	Delaware	Holding company for most non-utility operations
American Combustion Industries, Inc.	Corporation	Maryland	Provides heating, ventilating and air conditioning products and services to commercial customers
Brandywood Estates, Inc.	Corporation	Delaware	Real estate holdings and development
Brandywood Development Ltd. Partnership 1/	Limited Liability Company	Maryland	Real estate holdings and development
Washington Gas Credit Corp.	Corporation	Delaware	Inactive
Washington Gas Consumer Services, Inc.	Corporation	Delaware	From time-to-time, investigates opportunities in various unregulated projects
Washington Gas Energy Services, Inc.	Corporation	Delaware	Energy marketer
Angel Research, Inc. 2/	Corporation	Delaware	An inactive company that previously performed research and development of natural gas related equipment
Washington Gas Energy Systems, Inc.	Corporation	Delaware	Commercial energy services, including design and renovation of mechanical heating, ventilating and air conditioning systems
WG Maritime Plaza I, Inc.	Corporation	Delaware	Commercial real estate development
Crab Run Gas Company	Corporation	Virginia	Natural gas exploration and production. Any activities by these companies are expected to be minimal
Western Energy Partners, Ltd. 3/	Limited Liability Company	Delaware
Primary Investors, LLC 4/	Limited Liability Company	Delaware	Invests in after-market products and services in the heating, ventilating and air conditioning industry
Primary Service Group, LLC	Limited Liability Company	Delaware	Holding company for residential and light commercial heating, ventilating and air conditioning investments
Aitken Air Conditioning and Heating Specialist Company	Corporation	Delaware	Provides heating, ventilating and air conditioning products and services to residential and light commercial customers
Joseph P. Whelan Company	Corporation	Maryland
Mountain Air Technologies, Inc.	Corporation	Maryland
Primary Service Company	Corporation	Virginia
R. J. Dwyer Service Corporation	Corporation	Virginia
The following investments are accounted for using the equity method:

     1/ Brandywood Estates, Inc.'s 80% investment and its 50% interest in the earnings of Brandywood Development Ltd.
     3/ Crab Run Gas Company's 35% interest in Western Energy Partners, Ltd.
     4/ WGL Holdings, Inc.'s 50% interest in Primary Investors, LLC.

2/ Washington Gas Energy Services, Inc.'s 14.3% interest in Angel Research, Inc. is recorded at cost.

SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Washington and the District of Columbia, on the 30th day of November 2000.

                                                                                                                  WGL Holdings, Inc.                 .

                                                                                      By              /s/ Frederic M. Kline                    .
                                                                                          Frederic M. Kline                   .
                                                                                                   Vice President and Chief Financial Officer
              (Principal Financial Officer)         .

(SEAL)

Attest:

        /s/ Douglas V. Pope           .
              Douglas V. Pope
           Corporate Secretary

VERIFICATION

Washington
District of Columbia

The undersigned being duly sworn deposes and says that he has duly executed the attached notification of registration dated November 30, 2000 for and on behalf of WGL Holdings, Inc.; that he is the Vice President and Chief Financial Officer of such company; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By              /s/ Frederic M. Kline                    .
                                                                                          Frederic M. Kline                   .
                                                                                                   Vice President and Chief Financial Officer
              (Principal Financial Officer)         .
(OFFICIAL SEAL)
Subscribed and sworn to me,
a    Notary Public
this     30th        day of   November             , 2000

        /s/ Mary Beth Stevens               .
              Mary Beth Stevens

My commission expires    December 14, 2003